UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number : 001 – 12571

AURIC MINING COMPANY
(Exact name of registrant as specified in its charter)

3500 South Dupont Highway, Dover, DE 19901
1-800-346-4646
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive
offices)

Common Stock, $0.001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the
appropriate rule provision(s) relied upon to terminate or
suspend the duty to file reports:

Rule 12g-4(a)(1)   (X)
Rule 12g-4(a)(2)   ( )
Rule 12h-3(b)(1)(i)   ( )
Rule 12h-3(b)(1)(ii)   ( )
Rule 15d-6   ( )

Approximate number of holders of record as of the
certification or notice date : 200

Pursuant to the requirements of the Securities Exchange Act of 1934, Auric Mining Company has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

December 16, 2009

Auric Mining Company

/s/ Russell Smith

    Russell Smith
Chief Executive Officer & Director